KINGSTON MINES LTD.
          106-1990 S.E. KENT AVE.  VANCOUVER  BRITISH COLUMBIA  V5P 4X5
                    TEL: (604) 642-9561  FAX: (604) 648-8902

                                                               September 7, 2006


                               KINGSTON MINES LTD.

VIA  EDGAR  AND  FACSIMILE

Pamela  A.  Long
Assistant  Director
Securities  and  Exchange  Commission
Division  of  Corporation  Finance
450  Fifth  Street,  N.W.
Washington,  D.C.  20549

     Re:     KINGSTON  MINES  LTD.  (THE  "COMPANY")
             FORM  SB-2
             FILED  APRIL  12,  2006
             COMMISSION  FILE  NO.  333-133232

Dear  Ms.  Long:

     We hereby respectfully request, in accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, that the effective date of the above-captioned Registration Statement be accelerated so that the same will become effective on September 12, 2006 at 4:30 p.m. (Eastern
Time)  or  as  soon  as  practicable  thereafter.

     We acknowledge that if the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it will not foreclose the Commission from taking any action with respect to the filing.

     We further acknowledge that the action of the Commission or the staff, acting pursuant to delegated authority in declaring the filing effective, will not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing.

     We further acknowledge that the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal laws of the United States.

Yours  very  truly,



/s/ Lou Hilford
Lou  Hilford
President  &  CEO